July 16, 2025

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Mr. Charles Eastman and Ms. Jennifer Thompson

Re: Hudson Acquisition I Corp.

Form 10-K for the period ended December 31, 2024

File No. 001-41532

Dear Mr. Charles Eastman and Ms. Jennifer Thompson,

Please find below our responses to the question raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter of comments dated June 24, 2025 (the “Comment Letter”) relating to the annual report on Form 10-K, which was submitted to the Commission by Hudson Acquisition I Corp. (the “Company”) on May 27, 2025.

The Company’s responses are numbered to correspond to the Staff’s comments. For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated.

Form 10-K for the period ended December 31, 2024

General

1. We note that you are delinquent in filing your Form 10-Q for the quarterly period ended March 31, 2025. Please file the required Form 10-Q or tell us when you will file it.

Response: The Company respectfully acknowledges the Staff’s comments and confirms that Form 10-Q for the quarterly period ended March 31, 2025 was filed on July 15, 2025.

We hope the foregoing answer is responsive to your Comment Letter. Please do not hesitate to contact me at (917) 345-0953 with any questions or comments regarding this correspondence.

Sincerely,

By:	/s/ Pengfei Xie
Name:	Pengfei Xie
Title:	Chief Financial Officer